RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com


10016096

July 30, 2010

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated July 30, 2010 on the Unaudited Financial Results of the Company for the Quarter ended June 30, 2010.
2.	Media Release dated July 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: as above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 30, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719
Email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith copies of the Unaudited Financial Results (Consolidated and Standalone) of the Company, for the quarter ended June 30, 2010, which were approved by the Board of Directors at their meeting, held on July 30, 2010.

The Consolidated results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release being issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 30, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719
Email : corp.relations@bseindia.com
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
Email : cmlist@nse.co.in
NSE Symbol: RELINFRA

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith copies of the Unaudited Financial Results (Consolidated and Standalone) of the Company, for the quarter ended June 30, 2010, which were approved by the Board of Directors at their meeting, held on July 30, 2010.

The Consolidated results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release being issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter ended June 30, 2010

(Rs. Crore)

Sr. No.	Particulars	3 months ended		Year ended
		30-Jun-10 (unaudited)	30-Jun-09 (unaudited)	31-Mar-10 (unaudited)
1	(a) Net sales of Electrical Energy (Refer Note No 3)	1,578.24	1,855.29	6,367.76
	(b) Income from EPC and Contracts Division	557.14	551.93	3,414.86
	(c) Other Operating Income	92.66	39.11	244.64
	Total Operating Income	2,228.04	2,446.33	10,027.26
2	Expenditure			
	(a) Cost of Electrical Energy purchased	859.85	984.83	3,321.94
	(b) Cost of Fuel	323.12	323.42	1,219.83
	(c) Tax on Sale of Electricity	39.04	42.25	154.13
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	431.49	440.74	2,882.55
	(e) Employees Cost	180.12	154.94	652.85
	(f) Depreciation	76.86	72.20	319.84
	(g) Other Expenditure	140.98	200.63	676.80
	Total Expenditure	2,051.46	2,219.01	9,227.94
3	**Profit from operations before Other Income (net) and Interest**	176.58	227.32	799.32
4	Other Income (net)	180.43	244.18	789.83
5	**Profit before Interest**	357.01	471.50	1,589.15
6	Interest and Finance Charges	61.31	103.67	292.21
7	**Profit from Ordinary Activities before tax**	295.70	367.83	1,296.94
8	Tax Expenses (net) (including Deferred Tax & Tax for earlier years)	49.45	51.26	145.25
9	**Net Profit for the period**	246.25	316.57	1,151.69
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	244.91	225.31	244.91
11	Reserves including Statutory Reserves excluding Revaluation Reserves			
12	Earnings Per Share (* not annualised)			
	(a) Basic (Rs.)	10.06 *	14.05 *	51.11
	(b) Diluted (Rs.)	9.93 *	14.05 *	48.68
13	Aggregate of Public Shareholding			
	- Number of Shares	140,241,616	140,241,616	140,241,616
	- Percentage of Shareholding	57.27	62.26	57.27
14	Promoter and promoter group shareholding			
	a) Pledged/Encumbered			
	- Number of shares	-	37,238,281	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	43.79	-
	- Percentage of shares (as a % of the total share capital of the Company)	-	16.53	-
	b) Non-encumbered			
	- Number of shares	104,628,646	47,790,365	104,628,646
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	56.21	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	42.73	21.21	42.73

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. Crore)

Sr. No.	Particulars	3 months ended		Year ended
		30-Jun-10 (unaudited)	30-Jun-09 (unaudited)	31-Mar-10 (unaudited)
1	**Segment Revenue**			
	- Electrical Energy	1,626.60	1,880.49	6,505.41
	- EPC and Contracts Division	601.44	565.84	3,521.85
	Total	2,228.04	2,446.33	10,027.26
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income from Operations	2,228.04	2,446.33	10,027.26
2	**Segment Results**			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	100.97	176.89	548.53
	- EPC and Contracts Division	83.87	54.10	283.77
	Total	184.84	230.99	832.30
	- Interest and Finance Charges	(61.31)	(103.67)	(292.21)
	- Interest Income	125.67	36.74	268.29
	- Other un-allocable Income net of expenditure	46.50	203.77	488.56
	Profit before Tax	295.70	367.83	1,296.94
3	**Capital Employed**			
	- Electrical Energy	5,709.53	5,239.87	5,300.58
	- EPC and Contracts Division	384.11	279.85	417.78
	- Unallocated Corporate Assets (net)	9,295.72	6,652.62	9,433.82
	Total	15,389.36	12,172.34	15,152.18

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending before the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal for Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order direction of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 crore.

3. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 104.06 crore for the quarter ended June 30, 2010, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter ended June 30, 2010 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to the Company receiving requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective upon receipt of remaining approvals and therefore no disclosure has been made with regard to discontinuing operations.

5. The Committee of Directors, as authorised by the Board of the Company, at its meeting held on May 27, 2010, has decided to sell three Power plants namely 48MW Goa Power Plant, 220 MW Samalkot Power Plant and 165 MW Kochi Power Plant by transfer of holding of Reliance Goa and Samalkot Power Limited in its wholly owned subsidiary Reliance Energy Generation Limited and of BSES Kerala Power Limited in the Company to Reliance Power Limited. This is subject to receipt of requisite approvals and therefore, no effect of the same has been given in the accounts and also no disclosure has been made with regard to discontinuing operations.

6. During the quarter, Talcher - II Transmission Company Limited, North Karanpura Transmission Company Limited, Reliance Sealink One Private Limited, HK Toll Road Private Limited and DA Toll Road Private Limited have become subsidiaries / step-down subsidiaries of the Company.

7. There were no exceptional / extraordinary items during the quarter ended June 30, 2010.

8. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2010: opening: Nil; additions: 18; disposals: 18; closing: Nil

9. The above standalone results for the quarter ended June 30, 2010 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

10. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 30, 2010.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 30, 2010

Anil D. Ambani
Chairman

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055
website: www.rinfra.com

Unaudited Consolidated Financial Results for the quarter ended June 30, 2010

(Rs. crore)

Sr. No.	Particulars	Quarter Ended		Year Ended
		30-06-2010 (Unaudited)	30-06-2009 (Unaudited)	31-03-2010 (Unaudited)
1	(a) Net Sales of Electrical Energy (Refer Note No 3)	3,306.02	3,033.35	11,298.39
	(b) Income from EPC and Contracts Division	399.64	562.45	3,197.63
	(c) Other Operating Income	118.03	74.79	368.80
	Total Operating Income	3,823.69	3,670.59	14,864.82
2	Expenditure			
	(a) Cost of Electrical Energy purchased	2,210.47	1,917.11	6,953.37
	(b) Cost of Fuel	417.82	485.76	1,580.81
	(c) Tax on Sale of Electricity	71.85	70.23	265.86
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	302.46	450.13	2,706.06
	(e) Employees Cost	233.00	208.59	946.52
	(f) Depreciation	119.59	107.61	472.44
	(g) Other Expenditure	180.14	165.81	891.89
	Total Expenditure	3,535.33	3,405.24	13,816.95
3	**Profit from operations before Other Income (Net) and Interest**	288.36	265.35	1,047.87
4	Other Income (net)	201.96	184.54	824.85
5	**Profit before Interest**	490.32	449.89	1,872.72
6	Interest and Finance Charges	137.24	156.97	525.13
7	**Profit from Ordinary Activities before Tax, Share in Associates and Minority Interest**	353.08	292.92	1,347.59
8	Tax Expenses (net) (including Deferred Tax & Tax for earlier years)	66.38	68.59	149.83
9	**Net Profit for the period but before Share in Associates and Minority Interest**	286.70	224.33	1,197.76
	Share of Profit in Associates (net)	88.60	131.33	321.45
	Minority Interest	(0.01)	-	0.18
10	**Net Profit for the period after Share in Associates and Minority Interest**	375.29	355.66	1,519.39
11	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	244.91	225.31	244.91
12	Reserves including Statutory Reserves excluding Revaluation Reserves			
13	Earnings Per Share (* not annualised)			
	(a) Basic (Rs.)	15.33*	15.79 *	67.43
	(b) Diluted (Rs.)	15.14*	15.79 *	64.22
14	Aggregate of Public Shareholding			
	- Number of Shares	140,241,616	140,241,616	140,241,616
	- Percentage of Shareholding	57.27	62.26	57.27
15	Promoter and promoter group shareholding			
	(a) Pledged / Encumbered			
	- Number of shares	-	37,238,281	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	43.79	-
	- Percentage of shares (as a % of the total share capital of the Company)	-	16.53	-
	(b) Non-encumbered			
	- Number of shares	104,628,646	47,790,365	104,628,646
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	56.21	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	42.73	21.21	42.73

Reliance Infrastructure Limited

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055
website: www.rinfra.com

Consolidated Segment-wise Revenue, Results and Capital Employed

(Rs. crore)

Sr. No.	Particulars	Quarter Ended		Year Ended
		30-06-2010 (Unaudited)	30-06-2009 (Unaudited)	31-03-2010 (Unaudited)
1	**Segment Revenue (Net Sales / Income)**			
	- Electrical Energy	3,367.17	3,094.19	11,534.48
	- EPC and Contracts Division	443.96	576.40	3,304.78
	- Roads	12.14	-	25.34
	- Others	0.42	-	0.22
	Total	3,823.69	3,670.59	14,864.82
	Less: Inter Segment Revenue	-	-	-
	Net Sales / Income from Operations	3,823.69	3,670.59	14,864.82
2	**Segment Results**			
	Profit before Tax, Interest, Share in Associates and Minority Interest from each segment:			
	- Electrical Energy	236.50	127.31	828.56
	- EPC and Contracts Division	54.90	54.63	240.95
	- Roads	5.84	(0.12)	15.50
	- Others	(0.57)	(0.06)	(2.31)
	Total	296.67	181.76	1,082.70
	- Interest and Finance Charges	(137.24)	(156.97)	(525.13)
	- Interest Income	131.17	38.36	292.23
	- Other un-allocable Income net of expenditure	62.48	229.77	497.79
	Profit before Tax, Share in Associates and Minority Interest	353.08	292.92	1,347.59
3	**Capital Employed**			
	- Electrical Energy	6,550.60	6,063.45	6,002.58
	- EPC and Contracts Division	492.97	284.20	520.82
	- Roads	139.49	72.03	107.03
	- Others	1,970.03	1,300.35	1,967.68
	- Unallocated Corporate Assets (net)	12,023.47	9,586.75	12,106.40
	Total	21,176.56	17,306.78	20,704.51

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending before the Supreme Court for final hearing. The Parent Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal for Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Parent Company has complied with the interim order direction of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 crore.

3. (a) The tariff to be levied effective from June 1, 2009 by the Parent Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Parent Company has not accrued the additional net sales of electrical energy of Rs. 104.06 crore for the quarter ended June 30, 2010, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter ended June 30, 2010 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. Unaudited financial results of Reliance Infrastructure Limited (Standalone) are as under :

(Rs. Crore)

Particulars	Quarter ended (Unaudited)		Year ended (Unaudited)
	June 30, 2010	June 30, 2009	March 31, 2010
Total Operating Income	2,228.04	2,446.33	10,027.26
Profit before Tax	295.70	367.83	1,296.94
Profit after Tax	246.25	316.57	1,151.69

5. The Scheme of Restructuring envisaging transfer of various operating divisions of the Parent Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to the Parent Company receiving requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective upon receipt of remaining approvals and therefore no disclosure has been made with regard to discontinuing operations.

6. The Committee of Directors, as authorised by the Board of the Parent Company, at its meeting held on May 27, 2010, has decided to sell three Power plants namely, 48MW Goa Power Plant, 220MW Samalkot Power Plant and 165MW Kochi Power Plant, by transfer of holding of Reliance Goa and Samalkot Power Limited in Reliance Energy Generation Limited and of BSES Kerala Power Limited in the Parent Company to Reliance Power Limited. This is subject to requisite approvals and therefore no effect of the same has been given in the accounts and also no disclosure has been made with regard to discontinuing operations.

7. During the quarter, Talcher – II Transmission Company Limited, North Karanpura Transmission Company Limited, Reliance Sealink One Private Limited, HK Toll Road Pvt. Ltd. and DA Toll Road Pvt. Ltd. have become subsidiaries / step-down subsidiaries of the Parent Company. There is no material impact on the financial results on account of the same.

8. There were no exceptional / extraordinary items during the quarter ended June 30, 2010.

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2010: opening: Nil; additions: 18; disposals: 18; closing: Nil

10. The Company has opted to publish consolidated financial results for the year 2010-11. Standalone financial results, for the quarter ended June 30, 2010 can be viewed on the websites of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rinfra.com, www.nseindia.com and www.bseindia.com respectively.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 30, 2010.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 30, 2010

Anil D. Ambani
Chairman

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT OF Rs 375 CRORE (US$ 81 MILLION) FOR THE QUARTER – AN INCREASE OF 6%

TOTAL OPERATING INCOME OF Rs 3,824 CRORE (US$ 823 MILLION) FOR THE QUARTER - AN INCREASE OF 4%

EPC ORDERBOOK POSITION OF Rs 18,530 CRORE (US$ 4 BILLION)

COMPANY HAS CASH & CASH EQUIVALENT OF Rs 8,100 CRORE (US$ 1.7 BILLION)

LARGEST INFRASTRUCTURE DEVELOPER - DEVELOPING PROJECTS OF Rs 40,000 CRORE (US$ 8.6 BILLION) IN ROADS, SEA LINK, METRO RAIL & TRANSMISSION

Mumbai, July 30, 2010: Reliance Infrastructure Limited today announced its un-audited consolidated financial results for the quarter ended June 30, 2010. The performance highlights are:

Consolidated – Quarter ended June 30, 2010

- **Total Operating Income of Rs 3,824 crore** (US$ 823 million), against Rs 3,671 crore in the corresponding quarter of previous year, **an increase of 4%**
- **Net Profit of Rs 375 crore** (US$ 81 million), against Rs 356 crore in the corresponding quarter of previous year, **an increase of 6%**
- **Cash Profit of Rs 508 crore** (US$ 109 million), against Rs 461 crore in the corresponding quarter of previous year, **an increase of 10%**
- **Cash Earnings Per Share (Cash EPS) of Rs 20.7** (US$ 0.45), against Rs 20.5 in the corresponding quarter of previous year
- **Earnings Per Share (EPS) of Rs 15.3** (US$ 0.3), against Rs 15.8 in the corresponding quarter of previous year

On Standalone basis, the **net worth of the Company stood at Rs 15,389 crore** (US$ 3.3 billion) and book value per share at Rs 628 as on June 30, 10.

On Consolidated basis, the **net worth of the Company stood at Rs 21,177 crore** (US$ 4.6 billion) and book value per share at Rs 865 as on June 30, 10.

The Company has over **Rs 8,100 crore (US$ 1.7 billion) of cash & cash equivalents** as on June 30, 2010. Of the cash and cash equivalents, over Rs 2,800 crore (US$ 603 million) is in cash and debt funds. The company doesn't have any exposure to equity markets.

The Company's **total debt on standalone basis stood at Rs 4,160 crore** (US$ 896 million). The Company remains **debt free at the net level** and enjoys the top end ratings of 'AA+' and 'AA' from CRISIL and FITCH respectively.

The Company has not accrued the additional **net sales of electrical energy of Rs 104 crore** during the quarter, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter would have been higher to that extent.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy on standalone basis was 2,642 million units** during the quarter ended June 30, 2010, against 2,761 million units in the corresponding quarter of previous year.

The Company's aggregate **revenue from energy sales on standalone basis** during the quarter ended June 30, 2010 **was Rs 1,578 crore (US$ 340 million)** against Rs 1,885 crore in the corresponding quarter of previous year.

Mumbai Distribution

The Mumbai distribution business achieved **aggregate sales of electrical energy of 2,140 million units** during the quarter ended June 30, 2010, against 2,298 million units in the corresponding quarter of previous year.

The Company's **aggregate revenue from energy sales in Mumbai Distribution were Rs 1,395 crore (US$ 300 million)** compared to Rs 1,675 crore in the corresponding quarter of previous year.

During the period under review, **the Company purchased 1,399 million units of electrical energy** from external sources as compared to 1,544 million units purchased in the corresponding quarter of previous year.

The **cost of energy purchased decreased by 13%** to Rs 874 crore (US$ 188 million) during the period under review, owing to decrease in per unit cost to Rs 6.25 for the period against Rs 6.48 in the previous period

During the quarter under review, the **new customers added were over 23,000** in addition of 1 lakhs consumers added in FY10. Also, the customer migrations have reduced by more than 60% over the period.

Mumbai discom serving 27.2 lakh consumers has peak demand of 1,450 MW, which is getting served by various power arrangements i.e. 500 MW from Dahanu TPP, 360 MW from Tata Power, 385 MW from short term PPA's and rest from bilateral purchases from open market.

Delhi Distribution

The Delhi distribution business achieved **aggregate sales of electrical energy of 3,360 million units** during the financial year ended June 30, 2010, against 2,931 million units in the corresponding quarter of previous year, **an increase of 15%.**

The Delhi distribution business achieved **aggregate revenue from energy sales of Rs 1,513 crore (US$ 326 million)** compared to Rs 1,300 crore in the corresponding quarter of previous year, **an increase of 16%.**

Growth Opportunities in Distribution Business

During the quarter, company has **participated in distribution franchisee opportunity** for Nagpur city and was successfully technically qualified.

During the quarter, Company has **won SCADA / DMS consulting contract for 2 towns each at Chattisgarh (Raipur & Bhilai) and Haryana (Gurgaon & Faridabad).** This is in addition of IT consultancy work the company is providing to Karnataka State Electricity Board for 5 distribution circles.

These projects provide an opportunity to understand their distribution network, which would be a competitive edge during privatization process in future.

Power Generation

During the year, all the generating plants continue to efficiently operate as depicted below:

Plants	Capacity (MW)	PLF (Q1 FY11)	Units Generated in MU's (Q1 FY11)
Dahanu	500	102.7%	1,121
Samalkot	220	89.7%	431
Goa	48	79.2%	83

During the quarter under review, respective boards of R Infra & R Power approved the transfer of 433 MW power generation assets of Reliance Infrastructure comprising of 220 MW at Samalkot (A.P.), 165 MW at Kochi (Kerala) and 48 MW at Zuarinagar (Goa) to Reliance Power. The transfer of these assets will take place after obtaining the requisite approvals. Transfer value of the three power plants to be Rs 1,095 crore (US$ 236 million), based on independent valuation by KPMG.

EPC Business

On standalone basis, the **turnover of the division was Rs 557 crore (US$ 120 million)** against Rs 552 crore in the corresponding quarter of previous year.

The Division had **order book position of over Rs 18,530 crore (US$ 4 billion) as on June 30, 2010.** The EPC Division is working on 6 power sector projects of over 7,500 MW along with two road projects.

Energy Trading Business

The division has traded **1,233 million units** in the year ended June 30, 2010 as compared to 776 million units in the corresponding quarter of previous year, **an increase of 59 %.**

Quantum (in units) under assured trading arrangements for the coming years is about 30,000 million units.

Projects under Development

The Company is **developing 25 projects aggregating around Rs 40,000 crore (US$ 8.6 billion)** of Roads, Metro Rails, Transmission, Sealink & Airports excluding distribution business and 2 Specialty Real Estate Projects. R Infra has emerged as country's largest infrastructure company on an ownership basis.

There would be **11 revenue generating projects in FY11**, having project outlay of **around Rs 19,200 crore (US$ 4.1 billion)**

Roads

The Company is **developing 11 road projects of 970 kms worth about Rs 12,000 crore** (US$ 2.6 billion). Of which, **two projects are operational** and **additional 5 road projects would start generating revenue in FY11.**

The company is largest developer of 6 laning road projects. During the quarter, the company has been awarded following six-laning road projects

S. No	Project	Length (Km)	Project Cost (Rs crore)	Concession Period* (years)
1	Hosur - Krishnagiri	60	1,080	24
2	Delhi - Agra	180	3,071	26
	Total	**240**	**4,151**	

* *includes construction period*

Concession agreements for both projects have been signed and **expect to commence toll collection within FY11.**

Construction progress is at full swing of 5 road projects namely TK Toll Road, TD Toll Road, SU Toll Road, GF Toll Road & JR Toll Road, more than 6,000 people working on sites.

Metro Rails

The Company is the largest private player in metro rail sector in the Country by **developing 3 metro rail projects in Mumbai and Delhi worth around Rs 16,000 crore** (US$ 3.4 billion).

Some of the **major mile stones achieved in Delhi Airport Express Link** are:

- Three trains have been received from Spain and trial run happening
- System wide installation is near completion and both standalone & interface testing is underway
- Negotiation for lease rental is in advance stages
- Over 8,000 people are working on site
- Project will be operational before commonwealth games i.e. Q3 FY11

Some of the **major mile stones achieved in Mumbai Metro Line 1** are:

- First train has been received
- Viaduct & Station works are in advance stage of completion
- Viability Gap Funding of Rs. 255 crore has been received from MMRDA
- Project is scheduled to be commissioned in 2011, much before the contractual commissioning date

Some of the **major mile stones achieved in Mumbai Metro Line 2** are:

- Topographical Survey of the alignment has been completed & Geo-technical investigation work is in progress
- M/s Systra, France has been finalized as design consultants for civil & track work
- Financial Closure is expected to be achieved by Q3FY11

Transmission

The company is developing 5 transmission projects, with total project outlay of Rs 6,640 crore (US$ 1.4 billion).

Some of the **major mile stones achieved in WRSS project** are:

- Tower foundation work for more than 2,000 tower completed
- Erection work for more than 430 towers completed
- Insulator Hoisting / Stringing for 2 lines of 77 kms has commenced from April'10
- Over 2,000 people working on the site
- The project would start generating revenue in FY11

Some of the **major mile stones achieved in Prabati Koldam project** are:

- Entered into bulk power transmission agreement (BPTA) with all 13 northern region beneficiary states
- Obtained approval from Ministry of Power for commencement of work at site
- PFC and REC sanctioned completed debt of Rs 771 crore - Common Loan Agreement is under finalization

Some of the **major mile stones achieved in Mumbai Strenthening project** are:

- All major equipment orders such as GIS, 125 MVA transformers & 220 kV cables are placed and delivery at site has started
- 3 Receiving stations to be commissioned in FY11
- Incurred capex of around Rs 200 crore till Q1 FY11

The company is developing **2 ultra mega transmission projects (UMTP's)** i.e. North Karanpura & Talcher – II, with aggregate project outlay of around Rs 2,400 crore (US$ 517 million). Some of the major mile stones achieved in both the projects are:

- Acquisition process completed
- Application for tariff Adoption and License applications submitted to CERC
- Process for approval under Section 164 of Electricity Act, 2003 is underway

Sea link

The company is **developing first sea link of the country** i.e. Western Freeway Sea Link with **project outlay of Rs 5,100 crore** (US$ 1.1 billion). Some of the major mile stones achieved in both the projects are:

- Signed concession agreement with MSRDC for 40 years of concession period for entire Bandra to Haji-Ali stretch
- Key consultants appointed & preliminary activities commenced
- Construction on new phase to commence in Dec2010
- Project would **start generating revenue within FY11**

Airports

During the quarter, company has significantly increased commercial operations of **5 airports acquired during last year for 95 years in Maharashtra** a t Nanded, Latur, Yavatmal, Baramati & Osmanabad

- At Nanded & Latur airports, passenger numbers have gone up from nearly zero to 3,200 per month & have 32 commercial flights per month from nil, at the time of takeover.
- Nanded is now connected to Delhi, Mumbai, Nagpur and Latur.
- GoAir started operating Airbus A320 on Delhi-Nanded-Mumbai route with day-and-night operations

Cement

Reliance Cementation Ltd, a 100% wholly owned subsidiary of company is planning to have **25 million tonne of cement capacity**.

For two plants of 5 million tonne each in Maharashtra and Madhya Pradesh, secured limestone reserves, land has been acquired and engineering & designing activities underway. For MP project, entire debt funds of Rs 1,855 crore (US$ 400 million) have been tied with IDBI Bank. Both projects entail an investment of Rs 5,300 crore (US$ 1.1 billion)

Reliance Infrastructure Limited

Reliance Infrastructure, a part of Reliance - Anil Dhirubhai Ambani Group, is India's largest infrastructure company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of around Rs 1,30,000 crore (US$ 28 billion), net worth of around of Rs 84,000 crore (US$ 18 billion), operating cash flow of over Rs 12,000 crore (US$ 3 billion), net profit of over Rs 7,000 crore (US$ 2 billion) and zero net debt.

Reliance Infrastructure Limited is India's leading utility company having presence in across the value chain of power business i.e. Generation, Transmission, Distribution, EPC and Trading and the largest infrastructure company by developing projects in all high growth areas in infrastructure sector i.e. Roads, Highways, Metro Rails, Airports and Speciality Real Estate.

TRANSMISSION VERIFICATION REPORT

TIME : 10/01/2005 01:49
NAME :
FAX : 1
TEL :
SER.# : G01234567890

	30/07/10
DATE,TIME	10/01 01:45 6.43
FAX NO./NAME	922723719
DURATION	00:04:33
PAGE(S)	14
RESULT	OK
MODE	STANDARD ECM